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                            UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                          (Amendment No. 5)

                    BUTLER MANUFACTURING COMPANY
                           (Name of Issuer)

                      Common Stock, No Par Value
                    (Title of Class of Securities)

                            123655 10 2
                           (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                        Page 1 of 5 Pages
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CUSIP No. 123655 10 2         13G              Page 2 of 5 Pages

_________________________________________________________________
1  NAME OF REPORTING PERSON
   Butler Manufacturing Company
   Employee stock Ownership Plan Trust
   42-1279439
_________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]

_________________________________________________________________
3  SEC USE ONLY


_________________________________________________________________
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Missouri


_________________________________________________________________
               5  SOLE VOTING POWER
  NUMBER OF         -0-
   SHARES      __________________________________________________
BENEFICIALLY   6  SHARED VOTING POWER
  OWNED BY          -0-
    EACH       __________________________________________________
 REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON           -0-
    WITH       __________________________________________________
               8  SHARED DISPOSITIVE POWER
                   1,017,443
_________________________________________________________________
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,017,443

_________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*
    The Reporting Person disclaims beneficial ownership       [ ]
    in all the shares in Row 9.

_________________________________________________________________

    13.45%

_________________________________________________________________
12 TYPE OF REPORTING PERSON*

    EP
_________________________________________________________________

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                             Page 3 of 5 Pages

                            SCHEDULE 13G
                  For Butler Manufacturing Company
                Employee Stock Ownership Plan Trust


Item 1(a)  Name of Issuer:

           Butler Manufacturing Company

Item 1(b)  Address of Issuer's Principal Executive Offices:

           BMA Tower, Penn Valley Park (P.O. Box 419917)
           Kansas City, Missouri 64141-0917

Item 2(a)  Name of Person Filing:

           Butler Manufacturing Company
           Employee Stock Ownership Plan Trust

Item 2(b)  Address of Principal Business Office or, if None,
           Residence:

           BMA Tower, Penn Valley Park (P.O. Box 419917)
           Kansas City, Missouri 64141-0917

Item 2(c)  Citizenship:  Missouri

Item 2(d)  Title of Class of Securities:

           Common Stock, No Par Value

Item 2(e)  CUSIP Number:  123655 10 2

Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (f) Employee Benefit Plan which is
            subject to the provisions of the Employment
            Retirement Income Security Act of 1974 or Endowment
            Fund.

Item 4  Ownership:

        The following information is provided as of December 31, 1995:

        (a)    Amount Beneficially Owned:

               1,017,443

        (b)    Percent of Class:

               13.45%




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                                            Page 4 of 5 Pages

        (c)    Number of Shares as to Which Such Person has:

              (i)   Sole Voting Power to Vote or to Direct  the
                    Vote:

                    -0-

              (ii)  Shared Power to Vote or Direct the
                    Vote:

                    -0-

              (iii) Sole Power to Dispose or to Direct the
                    Disposition of:

                    -0-

              (iv)  Shared Power to Dispose or to Direct the
                    Disposition of:

                    1,017,443

     The reporting person disclaims beneficial ownership in all of the above-referenced shares.

Item 5   Ownership of 5% or less of a class:

         Not applicable

Item 6   Ownership of more than 5% on behalf of another person:

         The shares are held by the reporting person on behalf of Participants of the Butler Manufacturing Company Employee Stock Ownership Plan Trust.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

         Not applicable

Item 8   Identification and classification of members of the
         Group:

         Not applicable

Item 9   Notice of dissolution of group:

         Not applicable








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                                          Page 5 of 5 Pages
Item 10  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   BUTLER MANUFACTURING COMPANY
                                   EMPLOYEE STOCK OWNERSHIP PLAN TRUST


      February 13, 1997                s/Richard O. Ballentine
Date__________________________     By:___________________________
                                   Richard O. Ballentine,
                                   Secretary, Administrative
                                   Committee


































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